UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE DIRECTV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 540211109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,720,752 shares of Common Stock (1), (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 548,720,752 shares of Common Stock (1), (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,720,752 shares of Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 56.15%(3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Includes 170,000,000 shares of Common Stock that have been pledged to Bank of America, N.A. pursuant to the arrangements described in Amendment No. 1 to the Schedule 13D.

(2)   Pursuant to the Liberty Agreement (as defined in Amendment No. 2 to the Schedule 13D), any shares of Common Stock beneficially owned by the Reporting Person in excess of approximately 48% of the outstanding shares of Common Stock must be voted in the same proportions as all of the shares of Common Stock are voted (other than shares held by the Reporting Person).

Under the voting, standstill, non-compete and non-solicitation agreement described in Item 4 below, the Reporting Person agreed to, among other things, vote any shares of Common Stock beneficially owned by the Reporting Person in favor of the adoption of the merger agreement described in Item 4 below.  See Item 4.

(3)   Calculated based on 977,283,699 shares of Common Stock of the Issuer issued and outstanding as of August 3, 2009, according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

THE DIRECTV GROUP, INC.

This Report on Schedule 13D/A relates to the common stock, par value $.01 per share (the “Common Stock”) of The DirecTV Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).

The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), on March 7, 2008 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

The purpose of this Amendment is to report that on May 3, 2009, the Reporting Person and the Issuer entered into an agreement and plan of merger, as amended on July 29, 2009, and related documents that imposes certain voting and other limitations on the Reporting Person with respect to the equity securities of the Issuer.

Item 2.	Identity and Background

The text of Item 2 of the Schedule 13D is amended and supplemented by adding the following information thereto.

Schedule 1 attached hereto contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented by adding the following information: The information contained in Item 4 below is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

In December 2008, the Reporting Person announced its intention to redeem (the “Split-Off”) a portion of its Liberty Entertainment common stock for the stock of a newly formed subsidiary of the Reporting Person, Liberty Entertainment, Inc. (“LEI”).  If the Split-Off is completed, the Reporting Person will redeem 90% of the outstanding shares of each series of Liberty Entertainment common stock for shares of the corresponding series of LEI (which, in the aggregate, will constitute 100% of the Reporting Person’s equity interest in LEI) as of a date to be determined by the board of the Reporting Person.  At the time of the Split-Off, LEI will be comprised of: (i) all of the shares of Common Stock beneficially owned by the Reporting Person, (ii) Liberty Sports Holdings, which owns three regional sports networks, (iii) a 65% interest in Game Show Network, LLC which in turn owns 100% of FUN Technologies ULC (formerly known as FUN Technologies Inc.), (iv) approximately $30 million in cash (plus internally generated cash), (v) approximately $2 billion in debt and (vi) a revolving credit facility from the Reporting Person providing for an aggregate principal amount of loans at any time outstanding of up to $300 million.

The Reporting Person and LEI entered into an Agreement and Plan of Merger with the Company and the other parties named therein on May 3, 2009, as amended on July 29, 2009 (the “Merger Agreement”), pursuant to which, after the Split-Off, LEI and the Company will combine under a new parent company named DIRECTV (“Holdings”).  The terms of the Merger Agreement and related documents entered into in connection with the Merger Agreement are summarized below.

Merger Agreement

The Merger Agreement provides that following the Split-Off, LEI and the Company will each merge with separate subsidiaries of Holdings, an entity recently formed by the Company in order to effect these transactions.  As a result of the mergers, Holdings will become the new public parent company of the Company and LEI.  Holdings will issue two classes of stock: Class A common stock, which will be publicly traded and will entitle each holder of such shares to one vote per share, and Class B common stock, which will not be publicly listed and which will entitle each holder of such shares to 15 votes per share. The holders of shares of Common Stock (other than LEI) will be entitled to receive one share of Holdings Class A common stock for each share of Common Stock held.  The holders of LEI Series A common stock will be entitled to receive 1.11111 shares  (as adjusted pursuant to the Merger Agreement) of Holdings Class A common stock for each share of LEI Series A held by them, and the holders of LEI Series B common stock (other than John C. Malone, his wife, Leslie Malone, and certain trusts in favor of their children, collectively the “Malones”) will be entitled to receive 1.11111 shares  (as adjusted pursuant to the Merger Agreement) of Holdings Class A common stock for each share of LEI Series B common stock held by them.  Immediately prior to completion of the mergers, the Malones will contribute the shares of LEI Series B common stock held by them in exchange for 1.11111 shares (as adjusted pursuant to the Merger Agreement) of Holdings Class B common stock for each share of LEI Series B common stock contributed (the “Malone Contribution”).  Upon consummation of the mergers, shares of Common Stock will cease to be publicly traded.  Shares of Holdings Class A common stock are expected to be listed on the Nasdaq Global Select Market (“Nasdaq”).

The board of directors of Holdings from and after the time immediately prior to the Malone Contribution will be comprised of:

•

John C. Malone (Chairman of the Boards of the Reporting Person and the Company), Gregory B. Maffei (President and Chief Executive Officer of the Reporting Person) and Paul A. Gould (a director of LEI), unless (x) any of those individuals do not serve on the LEI board immediately prior to the Malone Contribution or (y) none of those individuals qualifies as an independent director of Holdings for Nasdaq purposes, in which case, LEI will designate replacement individuals who are reasonably acceptable to Holdings (the “LEI Designees”);

•	seven individuals that serve on the Company’s board immediately prior to the Malone Contribution, as designated by the Company’s board; and

•

one additional independent director (the “Additional Director”) serving on the Company’s board who was appointed with the approval of at least 80% of the directors then serving on the Company’s board, with any fractional number being rounded up to the next whole number (unless no such independent director was appointed prior to the Mergers, in which case one additional independent director may be appointed to the Holdings board following the effective time of the mergers with the approval of at least 80% of the directors then serving on the Holdings board, with any fractional number being rounded up to the next whole number).

In addition, immediately prior to the Malone Contribution, the Holdings board will appoint the initial members of each of the Nominating and Corporate Governance Committee and the Compensation Committee.  Each such committee will be composed of three or four members with each such committee including an LEI Designee who qualifies as an independent director for Nasdaq purposes.  Alternatively, each such committee may be composed of five members if the one additional independent director described above (i) is then serving on the Holdings board and (ii) is appointed to serve as the fifth member of such committee.

The executive officers of the Company immediately prior to the effective time of the mergers will be the initial executive officers of Holdings.

In connection with the amendment to the Merger Agreement entered into on July 29, 2009, the Company and Holdings each amended their respective by-laws to provide that, among other things:

•	the appointment of Chase Carey’s successor as Chief Executive Officer of the Company and Holdings will be subject to approval by at least 80% of the directors of the applicable board then in office;
•

the individual appointed to fill the existing vacancy on the Company’s (or, if not appointed prior to the mergers, Holdings) board of directors (and who would serve as a director of Holdings) must be approved by at least 80% of the directors of the applicable board then in office; and

•

any increase in the size of the Company’s board of directors to more than 12 before its next annual stockholder meeting and any increase in the size of Holdings’ board of directors to more than 12 before its first annual stockholder meeting following the closing must be approved by at least 80% of the directors of the applicable board then in office.

In addition, Mark D. Carleton, a director of the Company, resigned from the Company’s board contingent on the appointment of his successor as provided in the Merger Agreement.  On August 5, 2009, Mr. Carleton’s resignation became effective when the Board of directors of the Company elected Paul A. Gould as a director of the Company filling the vacancy created by Mr. Carleton’s resignation.  Mr. Gould, a former director of the Reporting Person, is an independent director of the Company for Nasdaq purposes and was appointed to serve on the Compensation Committee and the Nominating and Corporate Governance Committee of the board of directors of the Company.

The Merger Agreement contains customary representations, warranties and covenants by each of the Reporting Person, LEI and the Company, including, a covenant from the Reporting Person and LEI that, prior to consummation of the mergers (or termination of the Merger Agreement), they will not sell, transfer or otherwise dispose of the shares of Common Stock beneficially owned by them.  After the completion of the Split-Off, LEI will succeed to substantially all of the Reporting Person’s rights and obligations under the Merger Agreement.

Certain closing conditions for the mergers include (i) consummation of the Split-Off, (ii) approval of the transactions by a majority of the outstanding voting power of Liberty Entertainment group tracking stock (excluding shares owned by Mr. Malone, certain affiliated persons of Mr. Malone and the officers and directors of the Reporting Person); (iii) approval of the transactions by a majority of the outstanding voting power of the Company’s stock (excluding shares controlled by the Reporting Person, Mr. Malone, certain affiliated persons of Mr. Malone and the directors and officers of the Reporting Person); (iv) expiration or termination of the applicable Hart-Scott-Rodino waiting period, (v) consent of the Federal Communications Commission, and (vi) receipt of IRS private letter rulings.  The consummation of the Split-Off is subject to certain closing conditions including, among others, (x) approval of the Split-Off by a majority of the voting power of Liberty Entertainment group tracking stock present and entitled to vote at the special meeting and (y) receipt of an IRS private letter ruling and opinions of tax counsel to the Reporting Person.

Either the Company or the Reporting Person may terminate the Merger Agreement if (i) the mergers have not been consummated within 12 months of signing, with a 90-day extension in the event that the only closing condition not satisfied is receipt of regulatory approvals; (ii) necessary stockholder approvals are not obtained; (iii) the board of directors of the other party makes an adverse recommendation change; or (iv) based on certain breaches related to closing conditions which are not timely cured.  In addition, the Merger Agreement provides that LEI has the right to terminate the Merger Agreement at any time after the second business day following the date on which the Reporting Person provides written notice to the Company that the Reporting Person has received the private letter ruling relating to the qualification of the Split-Off as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, as amended, unless prior to such time the Company has delivered to the Reporting Person: (a) written notice that the rulings as to certain specified tax matters are reasonably acceptable to the Company, (b) a written waiver of the related condition to closing, or (c) an officer’s certificate to the effect that the Company has received an opinion of its tax counsel with respect to such specified tax matters and the receipt of such ruling is waived by the Company as a condition to the completion of the mergers and replaced with a different condition regarding an absence of a change in applicable law.

The Reporting Person and the Company have reciprocal termination rights providing for a $450 million break-up fee under certain conditions and also have reciprocal expense reimbursement provisions for up to $10 million.

The above discussion of the terms of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, as amended, which is included as Exhibits 7(d) and (e) to this Amendment and incorporated into this Item 4 by reference.

Voting, Standstill, Non-Competition and Non-Solicitation Agreement

The Reporting Person, Holdings, the Company and LEI entered into a Voting, Standstill, Non-Competition and Non-Solicitation Agreement dated as of May 3, 2009 (the “Voting Agreement”).  Under the Voting Agreement, the Reporting Person agreed to vote shares of Common Stock beneficially owned by the Reporting Person in favor of the adoption of the Merger Agreement and against any alternative Company takeover proposal.

Under the Voting Agreement, the Reporting Person and its affiliates are also subject to a three-year non-compete agreement and a three-year standstill with respect to the equity securities of Holdings.

The above discussion of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated as Exhibit 7(f) to this Amendment and incorporated into this Item 4 by reference.

Malone Agreement

Pursuant to a Voting and Right of First Refusal Agreement dated as of May 3, 2009, as amended on July 29, 2009, among the Company, the Malones, LEI and Holdings (the “Malone Agreement”), the Malones will receive 1.11111 shares (as adjusted pursuant to the Merger Agreement) of Holdings Class B common stock for each share of LEI Series B common stock contributed by them to Holdings.

Under the terms of the Malone Agreement, the Malones also agreed to, among other things, the following:

•

vote their shares of Liberty Entertainment common stock as well as any shares of Liberty Entertainment common stock acquired by them after May 3, 2009 in favor of the Split-Off, against any alternative LEI takeover proposal and against any action or agreement that would reasonably be expected to prevent, prohibit or materially delay the consummation of the Split-Off or the mergers;

•

limit their voting rights, only with respect to their shares of Holdings Class B common stock, to 24% of the total voting power of Holdings common stock (with any voting power attributable to such shares in excess of 24% to be voted on a pro rata basis in the same manner as the votes of the non-Malone stockholders of Holdings);

•

not acquire any additional shares or take certain actions with respect to such acquisitions (with certain exceptions) of Liberty Entertainment common stock (only until the Split-Off), LEI common stock (until the first to occur of the effective time of the mergers, the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof) or Holdings common stock (until the day after the first anniversary of the Split-Off or the earlier termination of the Malone Agreement in accordance with the terms thereof);

•

restrictions on transfer and certain other actions with respect to a transfer of certain shares of Liberty Entertainment Series A common stock and all of their shares of Liberty Entertainment Series B common stock (only until the Split-Off) as well as certain shares of LEI Series A common stock and all of their shares of LEI Series B common stock (until the first to occur of the effective time of the mergers, the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof) and certain shares of Holdings Class A common stock and all of their shares of Holdings Class B common stock (until the day after the first anniversary of the Split-Off or the earlier termination of the Malone Agreement in accordance with the terms thereof);

•	grant to Holdings a right of first refusal with respect to certain transfers of the Malones’ shares of Holdings Class B common stock; and
•	that the LEI Series B options held by the Malones immediately prior to the mergers will be adjusted as a result of the mergers into options exercisable for shares of Holdings Class A common stock.

In the Malone Agreement, the Malones also agreed to be bound by certain redemption and other provisions in the Holdings charter, which generally provide that, upon the death of Mr. Malone, Holdings will have the right to redeem the outstanding shares of Holdings Class B common stock held by the Malones (and certain other holders) at a price equal to 110% of the market value of the Holdings Class A common stock at such time.

The Malone Agreement will terminate automatically upon termination of the Merger Agreement in accordance with its terms.

The above discussion of the terms of the Malone Agreement is qualified in its entirety by reference to the full text of the Malone Agreement, as amended, which is included as Exhibits 7(g) and (h) to this Amendment and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented to add the following information:

Subject to the provisions of the Merger Agreement, Voting Agreement, the Liberty Agreement and the arrangements with Bank of America, N.A. described in Amendment No. 1 to the Schedule 13D, the Reporting Person has the sole power to vote or to direct the voting of 548,720,752 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 56.15% of the Common Stock of the Issuer.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 977,283,699 shares of Common Stock of the Issuer issued and outstanding as of August 3, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2009.

Messrs. Malone, Maffei and Carleton each own 5,660 shares of Common Stock.

Other than as stated herein, the Schedule 13D or any amendment thereto, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, in the Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented to add the following information: The information contained under Item 4 below is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

7(a)         Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)         Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).

7(c)         Letter Agreement dated May 6, 2008 among the Issuer, the Reporting Person, Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on May 7, 2008).

7(d)         Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009 (the “DTVG 8-K”)).

7(e)         Amendment No. 1 to Agreement and Plan of Merger, dated as of July 29, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to  Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K as filed on July 30, 2009).

7(f)          Voting, Standstill, Non-Competition and Non-Solicitation Agreement, dated as of May 3, 2009, by and among Liberty Media Corporation, DIRECTV, The DIRECTV Group, Inc., Liberty Entertainment, Inc., Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.2 to the DTVG 8-K).

7(g)         Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DTVG 8-K).

7(h)         Amendment No. 1 to Voting and Right of First Refusal Agreement, dated as of July 29, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to  Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K as filed on July 30, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 28, 2009	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION (“LIBERTY”)

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

Malcolm Ian Grant Gilchrist 12 Old La Honda Road Woodside, CA 94062	Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty

Mark D. Carleton	Senior Vice President of Liberty

William R. Fitzgerald	Senior Vice President of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Michael P. Zeisser	Senior Vice President of Liberty

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)

Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).

7(c)

Letter Agreement dated May 6, 2008 among the Issuer, the Reporting Person, Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on May 7, 2008).

7(d)

Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 10.1 to The DIRECTV Group, Inc. Current Report on Form 8-K (File No. 001-31945) filed on May 4, 2009 (the “DTVG 8-K”)).

7(e)

Amendment No. 1 to Agreement and Plan of Merger, dated as of July 29, 2009, by and among Liberty Media Corporation, Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, DTVG One, Inc. and DTVG Two, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K as filed on July 30, 2009).

7(f)

Voting, Standstill, Non-Competition and Non-Solicitation Agreement, dated as of May 3, 2009, by and among Liberty Media Corporation, DIRECTV, The DIRECTV Group, Inc., Liberty Entertainment, Inc., Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.2 to the DTVG 8-K).

7(g)

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DTVG 8-K).

7(h)

Amendment No. 1 to Voting and Right of First Refusal Agreement, dated as of July 29, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K as filed on July 30, 2009).